UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                      Common Stock, No Par Value
                    (Title of Class of Securities)


                                224051102
                              ------------
                             (CUSIP Number)


                             Brandon Simmons
                          11921 Brinley Avenue
                         Louisville, KY  40243
                             502-303-2875
                         ---------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           April 22, 2013
      (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following pages)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 224051102


1.	 Names of Reporting Persons:

         Brandon Simmons

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS	 Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     1,406,666

8.       SHARED VOTING POWER   0

9.       SOLE DISPOSITIVE POWER  1,406,666

10.      SHARED DISPOSITIVE POWER    0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,306,666

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.2%

14.	 TYPE OF REPORTING PERSON        IN


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Item 1.	Security and Issuer.

This Schedule 13D relates to the common  stock, no par value per share,
of General  Employment  Enterprises, Inc.   GEE's  principal  executive
offices are located at One Tower Lane, Suite 2200, Oakbrook Il  60181.

The Brandon Simmons is manager of RFFG, LLC, an Ohio limited liability company, and Trinity HR, LLC, a Kentucky limited liability company. Trinity owns RFFG. Trinity owns 306,666 GEE shares and RFFG owns 1,100,000 GEE shares (the "New Shares"). Simmons enjoys beneficial ownership of all these shares.

Item 2.	Identity and background.

Simmons is a U.S. citizen with an address at 11405 Vista Club Court, Louisville, KY 40291. Simmons principal occupation is as a composer and performing artist, although he spends a substantial amount of his time on other business activities. Simmons has not been a party to a criminal or civil proceeding required to be disclosed herein. Trinity is a Kentucky limited liability company and RFFG is an Ohio limited liability company, each with a principal business address at l1921 Brinley Ave., Louisville, KY 40243. They are currently engaged in no business activities.

Item 3.	Source and amount of funds or other consideration.

Not applicable.

Item 4.	Purpose of transaction.

Trinity received its 306,666 shares from its subsidiary, RFFG, LLC as partial payment on a sale by RFFG of most of its business to GEE, as previously reported. RFFG received its 1,100,000 shares pursuant to the Amendment to Asset Purchase Agreement with GEE dated as of April 22, 2013, reported and included as a Exhibit 10.1 to GEE's Report on Form 8-K filed on April 23, 2013. The issuance of the 1,100,000 New Shares was approved by the NYSE in late June 2013 and the certificate delivered to RFFG in early July. Simmons has no plans required to be disclosed herein and plans to take no part in GEE's affairs.

Item 5.  Interest in Securities of the Issuer.

(a) Simmons beneficially owns 1,406,666 shares of GEE common stock, which amounts to 6.2 % of GEE's outstanding common stock.

(b) Simmons holds voting and divestment powers with respect to all 1,406,666 shares.

(c) Trinity has sold 125,000 GEE shares in the past 60 days at an average price of $0.29/share.

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

(d) Brandon Simmons and Tiffany Simmons, his wife, are the sole members of Trinity and as such enjoy the right to receive distributions from Trinity and RFFG, a subsidiary of Trinity, received in respect of sales of shares. Ms. Simmons is not a beneficial owner of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits.

7.1 Amendment to Asset Purchase Agreement [incorporated by reference to GEE's Form 8-K filed on April 23, 2013 reporting the foregoing transaction].

Signature

     After  reasonable  inquiry  and  to  the  best  of  my   knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2013

/s/ Brandon Simmons
----------------------
Brandon Simmons

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